SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 22, 2016, the Company issued a press release titled, “NeuroDerm Announces Completion of Patient Enrollment and Treatment in a Phase II Trial of ND0612H for Advanced Parkinson’s Disease.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On December 22, 2016, the Company issued a press release titled, “NeuroDerm Announces Closing of Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

The information in the first and second paragraphs of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: December 22, 2016	By: /s/ Roy Golan
Name: Roy Golan
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated December 22, 2016 and titled, “NeuroDerm Announces Completion of Patient Enrollment and Treatment in a Phase II Trial of ND0612H for Advanced Parkinson’s Disease.”

99.2	Press release dated December 22, 2016 and titled, “NeuroDerm Announces Closing of Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional Shares.”